Exhibit 99.1

ACCO GROUP HOLDINGS LIMITED ANNOUNCES PRICING OF INITIAL PUBLIC OFFERING

Hong Kong, Oct. 17, 2025 (GLOBE NEWSWIRE) -- ACCO GROUP HOLDINGS LIMITED (“ACCL” or the “Company”), a corporate services provider headquartered in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 1,400,000 ordinary shares (the “Ordinary Shares”) at the price of $4.00 per Ordinary Shares (the “Offering Price”). The Ordinary Shares are expected to commence trading on the Nasdaq Capital Market on October 17, 2025 under the ticker symbol “ACCL.” The Offering is expected to close on October 20, 2025, subject to the satisfaction of customary closing conditions.

The Company expects to receive gross proceeds of approximately US$5.6 million from the Offering, before deducting underwriting discounts and other offering expenses. In addition, the Company has granted the underwriters a 45-day option (the “Over-Allotment Option”) to purchase up to an additional 210,000 Ordinary Shares at the Offering Price, representing 15% of the Ordinary Shares sold in the Offering (the “Over-allotment”).

The Company intends to use the net proceeds from the Offering for expanding the corporate service business, incorporating generative artificial intelligence features into the business modules, building up the presence in the United States market by setting up branch offices in the United States, promoting and enhancing the Company’s brand globally, and general working capital purposes.

The Offering is conducted on a firm commitment basis. Craft Capital Management LLC is acting as the representatives of the underwriters in the Offering, and Revere Securities LLC is acting an underwriter.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-288756) previously filed with, and subsequently declared effective on September 30, 2025 by, the U.S. Securities and Exchange Commission (the “SEC”). The Offering is being made only by means of a prospectus, forming a part of the Registration Statement. A final prospectus relating to the Offering will be filed with the SEC and will be available on the SEC's website at www.sec.gov. Electronic copies of the final prospectus related to the Offering may be obtained, when available, from Craft Capital Management LLC at 377 Oak St, Lower Concourse, Garden City, NY 11530, or via email at info@craftcm.com, or telephone at +1 (800) 550-8411; or from Revere Securities LLC at  560 Lexington Avenue, 16th Floor, New York, NY 10022, or via email at contact@reveresecurities.com, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Acco Group Holding Limited

Headquartered in Hong Kong, the Company is a multi-disciplinary corporate service provider with a strong presence in Hong Kong and Singapore. Through its wholly-owned operating subsidiaries in Hong Kong and Singapore, the Company specializes in offering corporate secretarial services and accounting services in Hong Kong, as well as intellectual properties registration services in Singapore, under the “Accolade” brand. The Company’s clientele ranges from individual clients, small and medium-sized enterprises to multinational corporations, reflecting its ability to cater to diverse business needs with tailored, technology enhanced solutions. For more information, please visit https://www.accoladegroup.com.hk and https://www.accogroups.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market, its intended use of proceeds and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the Registration Statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Acco Group Holdings Limited
Investor Relations
Email: ir@accogroups.com
Tel: +852 3521 2960